     Filed by MCI, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

     Subject Company: MCI, Inc.
Commission File No.: 001-10415

March 1, 2005

Richard C. Notebaert
Chairman & Chief Executive Officer
Qwest Communications International Inc.
1801 California Street
Denver, Colorado 80202

Dear Mr. Notebaert:

I am writing to acknowledge receipt of your letter dated February 24, 2005 with regard to a revised proposal for a merger between MCI and Qwest. As noted in our statement on February 24, the MCI Board will respond in due course after conducting a thorough review of Qwest’s revised proposal, as it has with all previous proposals.

Over the past seven months, MCI and Qwest have had numerous discussions about possible transactions. As you know, MCI and Qwest management and strategy teams have had 25 in-person meetings and more than 50 joint conference calls. Also, during this time, the MCI Board conducted 26 board meetings in which strategic options including opportunities with Qwest were discussed. Throughout this period, Qwest was given substantial access to MCI legal, financial, and operational information.

MCI’s Board, with the participation of the court-appointed Corporate Monitor and former SEC Chairman, Richard C. Breeden, has reviewed all options in a process that was both thorough and deliberate. The full extent of the MCI review process will be outlined in the MCI filing with the Securities and Exchange Commission in the upcoming weeks.

I am hopeful that this letter will clear up any misconceptions and reassure you that the latest proposal from Qwest will receive the same extensive review as all previous proposals.

Sincerely,

/s/ Nicholas deB Katzenbach

Nicholas deB Katzenbach
Chairman of the Board
MCI

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In connection with the previously announced proposed transaction between MCI and Verizon, a registration statement, including a proxy statement of MCI, and other materials will be filed with the Securities and Exchange Commission (“SEC”). We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about MCI and Verizon, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

MCI, Verizon, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the previously announced proposed transaction between MCI and Verizon. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.